Exhibit 99.1

Rectitude Holdings Ltd Showcases SuperSun AIMS Micro-Grid Systems and Advanced Cleantech Portfolio at OS+H Asia in Singapore

●	Rectitude exhibited its flagship SuperSun AIMS SS250 and SS500 energy storage systems alongside a newly launched line of smart microgrid and AI monitoring solutions during OS+H Asia at the Sands Expo & Convention Centre, Singapore.

●	The exhibit leveraged OS+H Asia’s international reach to drive foot traffic across government agencies, international delegates, suppliers, and academia.

SINGAPORE, September 17, 2026 – RECTITUDE HOLDINGS LTD (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced that the Company participated in OS+H Asia, held from September 9 to September 11, 2026, at the Sands Expo & Convention Centre in Singapore.

Exhibiting at Booth 1R11, Rectitude presented its flagship SuperSun All-in-One Intelligence Micro-Grid (AIMS) technology, highlighting its primary SS250 and SS500 models alongside a newly introduced line of complementary cleantech innovations. The AIMS solution provides intelligent, automated load management and clean power storage for site operations, helping main contractors reduce reliance on diesel generators, lower site emissions, and maintain continuous power for heavy industrial equipment like tower cranes and passenger hoists.

Expanded Cleantech Showcase

During the three-day exhibition, Rectitude unveiled three newly launched products designed to broaden its site power management capabilities:

●	Next-Generation Storage & Generation: The SS02-16E low-voltage battery system and the SS-PV-Station solar array PV station.

●	Smart Power Control: Advanced smart microgrid and subarray controllers.

●	Intelligent Monitoring: AI-driven monitoring solutions offering real-time operational diagnostics and energy optimization.

OS+H Asia’s International Reach

OS+H Asia serves as Southeast Asia’s leading sourcing and technology marketplace for workplace safety, industrial health, and environmental risk mitigation, attracting over 5,800 trade visitors representing 40 countries, an internation visitor turnout exceeding 22%, and 130 exhibitors across 17 nations.

Leveraging this broad platform, Rectitude’s showcase generated foot traffic and engagement across the industrial ecosystem. Local government agencies visited the booth to gain technical knowledge regarding the AIMS platform and its integrated AI capabilities, while overseas visitors and regional trade delegates conducted detailed inquiries concerning system deployment and technical specifications. Furthermore, local and international suppliers, alongside fellow exhibitors, initiated discussions to explore potential technical cooperation and commercial opportunities. Representatives from local educational institutions also met with Rectitude’s technical team to evaluate smart microgrid and clean energy applications.

“Participating in OS+H Asia provided our company with a valuable regional platform to demonstrate how our AIMS technology aligns workplace safety with sustainable energy management,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “The strong engagement from local agencies, international delegates, and industry peers reinforces the growing market demand for clean, reliable power alternatives across high-intensity industrial jobsites.”

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam. For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s plans, strategies and business development initiatives. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s latest Annual Report on Form 20-F for the fiscal year ended March 31, 2026, and its other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global